# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHEVRON CORPORATION, CIK 0000093410
CUSIP: 166764100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1400 Smith Street, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001067983

## Reporting persons
- Warren E. Buffett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 84,375,856; sole dispositive power 0; shared dispositive power 84,375,856; aggregate amount beneficially owned 84,375,856 (4.2% of the class)
- Berkshire Hathaway Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 84,375,856; sole dispositive power 0; shared dispositive power 84,375,856; aggregate amount beneficially owned 84,375,856 (4.2% of the class)
- National Indemnity Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 75,183,685; sole dispositive power 0; shared dispositive power 75,183,685; aggregate amount beneficially owned 75,183,685 (3.8% of the class)
- GEICO Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 13,477,678; sole dispositive power 0; shared dispositive power 13,477,678; aggregate amount beneficially owned 13,477,678 (0.7% of the class)
- Government Employees Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 13,477,678; sole dispositive power 0; shared dispositive power 13,477,678; aggregate amount beneficially owned 13,477,678 (0.7% of the class)
- Columbia Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 9,192,171; sole dispositive power 0; shared dispositive power 9,192,171; aggregate amount beneficially owned 9,192,171 (0.5% of the class)

## Item 1. Issuer
Name of issuer: CHEVRON CORPORATION
Address of issuer's principal executive offices: 1400 Smith Street, Houston, Texas 77002

## Item 2. Person Filing
Name of person filing:
Warren E. Buffett
Berkshire Hathaway Inc.
National Indemnity Company
GEICO Corporation
Government Employees Insurance Company
Columbia Insurance Company
Address of principal business office or, if none, residence:
Warren E. Buffett
3555 Farnam Street
Omaha, Nebraska 68131

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

National Indemnity Company
1314 Douglas Street
Omaha, Nebraska 68102

GEICO Corporation
One GEICO Plaza
Washington, DC 20076

Government Employees Insurance Company
One GEICO Plaza
Washington, DC 20076

Columbia Insurance Company
1314 Douglas Street
Omaha, Nebraska 68102
Citizenship: Warren E. Buffett (United States Citizen); Berkshire Hathaway Inc. (State of Delaware); National Indemnity Company (State of Nebraska); GEICO Corporation (State of Delaware); Government Employees Insurance Company (State of Nebraska); Columbia Insurance Company (State of Nebraska).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
Percent of class: See the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (05/15/2026)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Chairman of the Board (05/15/2026)
- National Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (05/15/2026)
- GEICO Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (05/15/2026)
- Government Employees Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (05/15/2026)
- Columbia Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (05/15/2026)